KELSON CAPITAL, LLC

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **07/01/20**   AND ENDING   **06/30/21**
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kelson Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, 16ᵗʰ Floor, Suite 1640

(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Ledva   **212-616-0169**

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, middle name)

9501 W. 171ˢᵗ St, H-103	**Tinley Park**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Daniel Ledva** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Kelson Capital LLC _____, as

of **June 30** _____, 20 **21** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



```
SAM YOUSSEFI
Notary Public
Connecticut
My Commission Expires Jun 30, 2025
```

_____ 09/27/2021
Notary Public

_____
Signature

Managing Member
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELSON CAPITAL, LLC

TABLE OF CONTENTS



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Kelson Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kelson Capital, LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kelson Capital, LLC as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Kelson Capital, LLC's auditor since 2011.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, IL
September 27, 2021

KELSON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash	$	179,420
Accounts receivable		1,845,836
Other assets		5,253
TOTAL ASSETS		$ 2,030,509

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	19,189
Accrued commissions		177,333
TOTAL LIABILITIES	$	196,522
MEMBER'S CAPITAL		$ 1,833,987
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 2,030,509

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Kelson Capital, LLC (the "Company"), a limited liability company, was organized in the state of New Jersey on November 18, 2008. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent for institutional investment money managers. The Company markets the specialized investment management strategies for institutional investors.

Basis of presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable – Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of June 30, 2021, management believes no allowance for uncollectible accounts receivable is necessary.

NOTES TO FINANCIAL STATEMENT

YEAR ENDED JUNE 30, 2021

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Standard – One July 1, 2019, the Company adopted ASU-2016-02 Leases, which requires recognition of lease assets (right of use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases. The adoption did not have a material impact on the Company's financial statements.

NOTE 2 - CONCENTRATION

There were three major customers of the Company that represented 38%, 34% and 14% of fee revenue for the year ended June 30, 2021. The respective accounts receivable balances were $730,000, $696,000 and $245,000 as of June 30, 2021.

NOTE 3 - LEASE

The Company leases its office space on a eleven and half month term ending December 31, 2021, at $1,500 per month.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2021, the Company's net capital and required net capital were $127,898 and $13,101 respectively. The ratio of aggregate indebtedness to net capital was 153.66%.

KELSON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED JUNE 30, 2021

NOTE 5 - INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

NOTE 6 – RELATED PARTY

The Company is under common control with Roberts and Ryan Investments Inc., a FINRA registered broker dealer. For the year ended June 30, 2021, the Company incurred $273,828 in referral commissions paid to Roberts and Ryan Investments Inc. As of June 30, 2021, $72,000 was due to Roberts and Ryan Investments Inc. and included in accrued commissions as shown on the statement of financial condition.

NOTE 7 – SUBSEQUENT EVENT

Subsequent events have been evaluated through September 27, 2021, which is the date the financial statements were available to be issued.